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                              August 27, 2021

       John Morgan
       Chief Executive Officer
       Nitches, Inc.
       1333 N. Buffalo Dr., Suite 210
       Las Vegas, NV 89128

                                                        Re: Nitches, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 4,
2021
                                                            File No. 024-11601

       Dear Mr. Morgan:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form 1-A

       Offering Circular Summary, page 2

   1. We note the purpose of this offering is "financing and/or acquisitions of and global manufacturers of high
margin goods." Rule 251(b)(3) states that Regulation A is not available for a
development stage company that either has no specific business plan or purpose, or has
indicated that its business plan is to merge with or acquire an unidentified company or companies.
Please tell us why you believe you are eligible to conduct a
                                                        Regulation A offering.
   2. We note you are seeking to register 150,000,000 shares of common stock and that prior to the offering you had
105,659,644 shares of common stock outstanding. However, the
                                                        Amended and Restated
Articles of Incorporation filed as an exhibit only authorize
                                                        75,000,000 shares of
which 50,000,000 are designated as common stock. Please clarify.
   3. We note your reference to 2020 Series A Preferred stock that this "one share effectively
 John Morgan
Nitches, Inc.
August 27, 2021
Page 2
         controls the Company by representing no less than 60% of all combined votes of Common and Preferred Stock at any time" However, Section 2(d) of the Articles of Incorporation filed as an exhibit states that "Series A Preferred Stock shall not be entitled to voting rights and shall not be entitled to vote on matters submitted to a vote of the Corporation's shareholders." Please clarify.
Risks Related to our Company, page 8

4. We note your references to "solar" in the first, 28th and 31st risk factors as well as references to facilities in North Carolina in the third and 29th risk factors. Please revise to reflect the issuers current status.
Inadequacy of capital, page 11

5. You disclose that the expected gross offering proceeds of a maximum of $15,000,000 may never be realized. We note that this is an offering of $4,500,000. Please revise to ensure that your disclosure is consistent.
Use of Proceeds, page 25

6. You disclose on page iii footnote (2) that selling shareholders [are] getting $150,000 of the Offering and here that a portion of the offering is allotted for sales on behalf of noteholders converting $150,000 of convertible debt. Please revise to provide the disclosure required by Item 14(c) of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jay Mumford at (202) 551-3637 or Sherry Haywood at (202) 551-3345
with any questions.



FirstName LastNameJohn Morgan                                   Sincerely,
Comapany NameNitches, Inc.
                                                                Division of
Corporation Finance
August 27, 2021 Page 2                                          Office of
Manufacturing
FirstName LastName